AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 20, 2002
                                                    REGISTRATION NO. 333-_______
                                                                CIK # 0001157382
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                             REGISTRATION STATEMENT
                                       ON
                                    FORM S-6
                             ----------------------

                FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933
                     OF SECURITIES OF UNIT INVESTMENT TRUSTS
                            REGISTERED ON FORM N-8B-2

A.      EXACT NAME OF TRUST: CLAYMORE SECURITIES DEFINED PORTFOLIOS,
                             SERIES 119


B.      NAME OF DEPOSITOR:   CLAYMORE SECURITIES, INC.

C.      COMPLETE ADDRESS OF DEPOSITOR'S PRINCIPAL EXECUTIVE OFFICES:

                            Claymore Securities, Inc.
                         250 North Rock Road, Suite 150
                              Wichita, Kansas 67206

D.      NAME AND COMPLETE ADDRESS OF AGENT FOR SERVICE:

                                                          Copy to:
          ROBIN K. PINKERTON                      MICHAEL R. ROSELLA, ESQ.
       Claymore Securities, Inc.           Paul, Hastings, Janofsky & Walker LLP
     250 North Rock Road, Suite 150                   399 Park Avenue
         Wichita, Kansas 67206                    New York, New York 10022
                                                       (212) 318-6800

E.      TITLE OF SECURITIES BEING REGISTERED:      Units of beneficial interest.

F.      APPROXIMATE DATE OF PROPOSED SALE TO PUBLIC:
                 As soon as practicable after the effective date
                         of the Registration Statement.

================================================================================
        The registration hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

The information in this prospectus is not complete and may be changed. No one sells these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell securities and is not soliciting an offer to buy securities in any state where the offer or sale is not permitted.

                 Subject to Completion, Dated February 20, 2002

               Claymore Securities Defined Portfolios, Series 199

[GRAPHIC OMITTED]

               Laddered U.S. Treasury Defined Portfolio, Series 22


   A portfolio seeking to provide current income while also preserving capital by investing in a portfolio of U.S. Treasury securities.
            The full faith and credit of the United States Government
                            backs these securities.






Read and retain this Prospectus for future reference.

                                   Prospectus
                                 March __, 2002


     As with any investment, the Securities and Exchange Commission has not approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any contrary representation is a criminal offense.

INVESTMENT SUMMARY


Use this Investment Summary to help you decide whether an investment in this trust is right for you. More detailed information can be found later in this Prospectus


                              Investment Objective

     The trust seeks to provide current income while also preserving capital.


                               Investment Strategy

     The trust was formed for the purpose of providing safety of capital and investment flexibility through an investment in a portfolio of U.S. Treasury Obligations that is backed by the full faith and credit of the United States government. The trust was also formed for the purpose of providing protection against changes in interest rates and also passing through to unitholders in all states the exemption from state personal income taxes afforded to direct owners of U.S. obligations.


                                 Principal Risks

     You can lose money by investing in the trust. In addition, the trust may not perform as well as you hope. These things can happen for various reasons, including:

     o Share prices can be volatile. The value of your investment may fall over time.

     o Rising interest rates will generally reduce the value of your units. Typically, securities with longer periods before maturity are more sensitive to interest rate changes.

     o An issuer may be unwilling or unable to make principal payments and/or to declare dividends in the future, or may reduce the level of dividends declared. This may result in a reduction in the value of your units.

     o The financial condition of an issuer may worsen or its credit ratings may drop, resulting in a reduction in the value of your units. This may occur at any point in time, including during the primary offering period.

     o The trust will receive early returns of principal if securities are called or sold before they mature. If this happens your income will decline and you may not be able to reinvest the money you receive at as high a yield or as long a maturity.

     o We do not actively manage the portfolio. The trust will generally hold, and may continue to buy, the same securities even though the security's outlook or rating or its market value or yield may have changed.


                                  Distributions

     The trust will distribute interest received by the trust on a monthly basis. The trust prorates the interest distributed on an annual basis.

     Each unit of the trust at the Initial Date of Deposit represents 1/
fractional undivided interest in the $      face amount of underlying securities
and net income of the Trust in the ratio of 1 unit for each $10 principal amount of underlying securities (including contracts and funds for the purchase thereof) in the Trust.


                              Public Offering Price

     If the units of the trust had been available for sale on       , 2002, the
Public Offering Price per Unit would have been $       . The Public Offering
Price of the units during the initial offering period is equal to:



                                                            Investment Summary 2

     o the aggregate offering price of the securities in the trust's portfolio divided by the number of units outstanding, plus

     o a sales charge equal to 1.95% (1.989% of aggregate offering price of the securities per unit), and

     o    a pro rata portion of estimated organization costs.

     After the initial offering period the Public Offering Price of the units is equal to:

     o the aggregate bid price of the securities in the trust's portfolio divided by the units outstanding, plus

     o a sales charge starting at 2.25% (2.301% of the aggregate bid price of the securities per Unit).


                                Market for Units

     The sponsor currently intends to repurchase units from holders who want to redeem their units. These redemptions will be at a price based on their net asset value. If we decide to discontinue the policy of repurchasing units, you can redeem units through the trustee, at a price determined using the same formula.


                              Essential Information


Unit price at inception                                              $10.00


Initial Date of Deposit                                                2002
Termination date


Distribution dates                                Last business day of each
                                                month, commencing    , 2002

Record dates                                         15th day of each month
                                                       commencing    , 2002


CUSIP number

Minimum investment
Standard accounts                                          $1,000/100 units


Retirement accounts and
custodial accounts for minors                                 $250/25 units


Evaluation Time                           4:00 p.m. Eastern Time on days of
                                     trading on the New York Stock Exchange


                                Who Should Invest

     You should consider this investment if:

     o    You want current income and diversification;

     o The trust represents only a portion of your overall investment portfolio; and

     o    The trust is part of a longer term investment strategy.

     You should not consider this investment if you:

     o    You are seeking an aggressive high-growth investment strategy.


                                Fees and Expenses

     This table shows the fees and expenses you may pay, directly or indirectly, when you invest in the Portfolio.



                                                            Investment Summary 3

                                            Amount per
                                              $1,000
                                             Invested
                                As a % of    (as of
                                 Public      initial
                                Offering     date of
Investor Fees                    Price       deposit)
-------------                    -----       --------
Maximum sales charge               1.95%     $19.50
                                   =====     ======
Maximum estimated
     organization costs
     (amount per unit)(1)                    $
                                             ======
                                As a % of    Amount
Estimated Annual                 $1,000     Per 100
Operating Expenses              Invested     Units
------------------              --------     -----
Trustee's fees and expenses            %     $
Sponsor's supervisory fee              %     $
Sponsor's evaluation fee               %     $
Other operating expenses               %     $
                               --------      --------
Total                                  %     $
                               --------      ========

     (1) Organization costs are deducted from portfolio assets at the earlier of the close of the initial offering period or 6 months from the Initial Date of Deposit.


                                     Example


         This example helps you compare the costs of this trust with other unit trusts and mutual funds. In the example we assume that you reinvest your investment in a new trust each year, the expenses do not change and the trust's annual return is 5%. Your actual returns and expenses will vary. Based on these assumptions, you would pay these expenses for every $10,000 you invest:

      1 year                             $
      3 years                            $
      5 years                            $
      10 years                           $


     These amounts are the same regardless of whether you sell your investment at the end of a period or continue to hold your investment. The example does not consider any transaction fees that broker-dealers may charge for processing redemption requests.



                                                            Investment Summary 4

CLAYMORE SECURITIES DEFINED PORTFOLIOS, SERIES 119
SUMMARY OF ESSENTIAL FINANCIAL INFORMATION
As of      , 2002, the business day prior to the Initial Date of Deposit
--------------------------------------------------------------------------------



Principal Amount of Securities in Trust:                                                      $
Number of Units:
Fractional Undivided Interest in Trust Per Unit:                                              1/
Principal Amount of Securities per Unit:                                                      $
Calculation of Public Offering Price:
   Aggregate Offering Price of Securities in the Portfolio:                                   $
   Aggregate Offering Price of Securities per Unit:                                           $
   Organization Costs per Unit:                                                               $
   Pricing accrued interest to date of settlement:                                            $
   Sales Charge of        % (        % of Public Offering Price):                             $
   Public Offering Price Per Unit (inclusive of accrued interest):                            $
Redemption Price Per Unit:                                                                    $              *
Excess of Public Offering Price Over Redemption Price Per Unit:                               $
Sponsor's Profit (Loss) on Deposit:                                                           $

Estimated Annual Interest Income Per Unit (includes cash income accrued only):                      $
Less Estimated Annual Expenses Per Unit:                                                            $
                                                                                                    -------------
Estimated Net Annual Interest Income Per Unit:                                                      $
                                                                                                    =============
Estimated Daily Rate of Net Interest Accrual Per Unit:                                              $
Estimated Current Return Based on Public Offering Price (includes cash
   income accrual only):                                                                                           %
Estimated Long-Term Return:                                                                                        %
Estimated Interest Distribution Per Unit:

o   Date of First Distribution:                                                                           15, 2002
o   Amount of First Distribution:                                                                   $
o   Record Date of First Distribution:                                                                     1, 2002
o   Date of Regular Distribution:                                                                         15, 2002
                                                                                                   and thereafter
o   Amount of Regular Distribution:                                                                 $

-----------------

* Based solely upon the bid prices of the Securities. Upon tender for redemption, the price to be paid will include accrued interest as described in "Rights of Unitholders--Redemption--Computation of Redemption Price per Unit."



                                                            Investment Summary 5

CLAYMORE SECURITIES DEFINED PORTFOLIOS, SERIES 119

The Trust Portfolio as of the Initial Date of Deposit,       , 2002

                                                                     Cost of
       Face                                                        Securities
      Amount       Description      Coupon       Maturities       to Trust(1)(3)
--------------------------------------------------------------------------------
     $                                    %                          $


            (2)


--------------------------------------------------------------------------------
     $                                                               $
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------

Notes to Portfolio:

  (1) Some Securities may be represented by contracts to purchase such Securities. During the initial offering period, evaluations of Securities are made on the basis of current offering side evaluations of the Securities. The aggregate offering price is greater than the aggregate bid price of the Securities, which is the basis on which Redemption Prices will be determined for purposes of redemption of Units after the initial offering period. On the business day prior to the Initial Date of Deposit the aggregate bid side valuation of the Securities in the Trust was lower than the aggregate offering side
         valuation by   %.
  (2) This Security has been purchased at a deep discount from the par value because there is little or no stated interest income thereon. Securities which pay no interest are normally described as "zero coupon" Securities. Over the life of Securities purchased at a deep discount the value of such Securities will increase such that upon maturity the holders of such securities will receive 100% of the principal amount thereof.
  (3)    There was a $        [gain/loss] to the Sponsor on the Initial Date of
         Deposit.

Estimated Cash Flows To Unitholders


     The tables below set forth the per Unit estimated distributions of interest and principal to Unitholders. The tables assume no changes in Trust expenses, no redemptions or sales of the underlying U.S. Treasury Obligations prior to maturity and the receipt of all principal due upon maturity. To the extent the foregoing assumptions change actual distributions will vary.

                                   Estimated       Estimated        Estimated
                                   Interest        Principal          Total
            Dates                 Distribution    Distribution     Distribution
     ---------------------------------------------------------------------------
                                    $              $                 $



                                                            Investment Summary 6

                         Report of Independent Auditors


Unitholders
Claymore Securities Defined Portfolios, Series 119


We have audited the accompanying statement of financial condition, including the trust portfolio on page 6 of this prospectus, of Claymore Securities Defined
Portfolios, Series 119, as of        , 2002, the Initial Date of Deposit. This
financial statement is the responsibility of the Trust's sponsor. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. Our procedures included confirmation with the Bank of New York, Trustee, of cash deposited for the purchases of securities, as shown in the financial statement
as of        , 2002. An audit also includes assessing the accounting
principles used and significant estimates made by the sponsor, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Claymore Securities Defined
Portfolios, Series 119 as of        , 2002, in conformity with accounting
principles generally accepted in the United States.

                                                           ERNST & YOUNG LLP



Kansas City, Missouri
             , 2002



                                                            Investment Summary 7

CLAYMORE SECURITIES DEFINED PORTFOLIOS, SERIES 119
STATEMENT OF FINANCIAL CONDITION
As of the Initial Date of Deposit,      , 2002
--------------------------------------------------------------------------------


Investment in securities
Sponsor's contracts to purchase underlying Securities backed by cash deposited (1).......          $
Accrued interest receivable (2) .........................................................
                                                                                                   -------------
                  Total..................................................................          $
                                                                                                   =============
Liabilities and interest of investors
Liabilities:
         Accrued interest receivable (2).................................................          $
                                                                                                   -------------
                                                                                                   -------------
Interest of investors:
         Cost to investors (3)...........................................................
         Less: organization costs and settlement period interest (4).....................
         Less: gross underwriting commission (5).........................................
                                                                                                   -------------
         Net interest of investors.......................................................
                                                                                                   -------------
                  Total..................................................................          $
                                                                                                   =============
Number of Units..........................................................................          $
                                                                                                   =============
Net Asset Value per Unit.................................................................          $
                                                                                                   =============

----------------------
(1) Aggregate cost to the Trust of the Securities listed under "Portfolio" is based on offering side valuation determined by the Evaluator on the basis set forth under "Public Offering--Offering Price." The aggregate bid side evaluation of the Securities in the portfolio, as determined by the Evaluator, as of the Date of Deposit was $____________.
(2) On the basis set forth under "Rights of Unitholders--Distribution of Interest and Principal" the Trustee will advance an amount equal to the
      accrued interest on the Securities as of     , 2002 (the "First Settlement
      Date") plus any cash received by the Trustee with respect to interest on the Securities prior to such date, and the same will be distributed to the Sponsor on the First Settlement Date. Consequently, the amount of interest accrued on a Unit to be added to the public offering price thereof will include only such accrued interest from the First Settlement Date to the date of settlement, less all withdrawals and deductions from the Interest Account subsequent to the First Settlement Date made with respect to the Unit.
(3) Aggregate public offering price (exclusive of interest) is computed on Units on the basis set forth above under "Public Offering--Offering Price."
(4) A portion of the Public Offering Price consists of an amount sufficient to pay for all or a portion of the costs of establishing a Trust. These costs
      have been estimated at $     per Unit for the Trust.
(5)   A sales charge of    % computed on          Units.  See "Public Offering--
      Offering Price" for volume discounts on sales of $50,000 or more.



                                                            Investment Summary 8

                         UNDERSTANDING YOUR INVESTMENT


                                    The Trust


     Organization. Claymore Securities Defined Portfolios, Series 119, Laddered U.S. Treasury Defined Portfolio, Series 22 (the "Trust"), is one of a series of similar but separate unit investment trusts created under the laws of the State of New York by a Trust Indenture and Agreement* (the "Trust Agreement"). The Trust Agreement is dated as of the Initial Date of Deposit and is between Claymore Securities, Inc. as sponsor (the "Sponsor") and as evaluator (the "Evaluator") and The Bank of New York, as trustee (the "Trustee"). On the Initial Date of Deposit, the Sponsor deposited contracts and funds (represented by cash or a certified check(s) and/or an irrevocable letter(s) of credit, issued by a major commercial bank) for the purchase of certain interest-bearing obligations (the "Securities"). After the deposit of the Securities and the creation of the Trusts, the Trustee delivered to the Sponsor the units (the "Units") comprising the ownership of each Trust. These Units are now being offered pursuant to this Prospectus.

     Objectives. The objective of the Trust is to provide safety of capital and investment flexibility through an investment in a Portfolio of U.S. Treasury Obligations that is backed by the full faith and credit of the United States government. Another objective of the Trust is to provide protection against changes in interest rates and also to generally pass through to Unitholders the exemption from state personal income taxes afforded to direct owners of U.S. obligations.

     Portfolio. The portfolio of the Trust consists of the Securities described in "The Trust Portfolio".

     The following factors, among others, were considered in selecting the U.S. Treasury Obligations:

     o    the types of such obligations available;

     o the prices and yields of such obligations relative to other comparable obligations, including the extent to which such obligations are traded at a premium or at a discount from par;

     o    the maturities of such obligations.

     The U.S. Treasury Portfolio Series may be an appropriate investment vehicle for investors who desire to participate in a portfolio of taxable, fixed income securities offering the safety of capital provided by an investment backed by the full faith and credit of the United States. In addition, many investors may benefit from the exemption from state and local personal income taxes that will pass through the U.S. Treasury Portfolio Series to Unitholders in virtually all states.

     The Securities are direct obligations of the Unites States and are backed by its full faith and credit although the Units are not so backed. The Securities are not rated but in the opinion of the Sponsor have credit characteristics comparable to those of securities rated "AAA" by nationally recognized rating agencies.

     Units. Each Unit represents the fractional undivided interest in the principal and net income of

------------------------------------
* References in this Prospectus to the Trust Agreement are qualified in their entirety by the Trust Agreement which is incorporated herein by reference.



                                                 Understanding Your Investment 9
the Trust. If any Units of the Trust are redeemed after the date of this Prospectus, the fractional undivided interest in the Trust represented by each unredeemed Unit will increase. Units will remain outstanding until redeemed or until the termination of the Trust Agreement for the related Trust.

     Additional Units. Subsequent to the Initial Date of Deposit, additional Units of the Trust may be issued by depositing in the Trust cash (or a bank letter of credit in lieu of cash) with instructions to purchase Securities, contracts to purchase Securities or additional Securities. During the 90-day period following the Initial Date of Deposit additional deposits of cash or Securities in connection with the issuance and sale of additional Units will maintain to the extent practicable the original proportionate relationship among the face amounts of each Security in the Portfolio of the Trust. These additional Units, which will result in an increase in the number of Units outstanding, will each represent to the extent practicable, an undivided interest in the same securities of identical issuers as are represented by Units issued on the Initial Date of Deposit. Deposits of additional Securities subsequent to the 90-day period following the Initial Date of Deposit must replicate exactly the proportionate relationship among the face amounts of each of the Securities comprising the Portfolio of the Trust at the end of the 90-day period.


                                  Risk Factors


     All investments involve risk. This section describes the main risks that can impact the value of securities in the Trust. You should understand these risks before you invest. If the value of the securities falls, the value of your Units will also fall. We cannot guarantee that the Trust will achieve its objective or that your investment return will be positive over any period.

     "When Issued" and "Delayed Delivery" Securities. Certain Securities in the Trust may have been purchased by the Sponsor on a "when issued" basis. Securities purchased on a "when issued" basis have not yet been issued by their governmental entity on the Date of Deposit (although such governmental entity had committed to issue such Securities). In the case of these and/or certain other Securities, the delivery of the Securities may be delayed ("delayed delivery") or may not occur. The effect of the Trust containing "delayed delivery" or "when issued" Securities is that Unitholders who purchased their Units prior to the date such Securities are actually delivered to the Trustee may have to make a downward adjustment in the tax basis of their Units. Such downward adjustment may be necessary to account for interest accruing on such "when issued" or "delayed delivery" Securities during the time between their purchase of Units and delivery of such Securities to the Trust.

     Market risk is the risk that the value of the securities in the Trust will fluctuate. This could cause the value of your Units to fall below your original purchase price or below the par value. Market value fluctuates in response to various factors. These can include changes in interest rates, inflation, the financial condition of a security's issuer, perceptions of the issuer, or ratings on a security. Even though we carefully supervise your Portfolio, you should remember that we do not manage your Portfolio. The Trust will not sell a security solely because the market value falls as is possible in a managed fund.

     Interest rate risk is the risk that the value of securities will fall if interest rates increase. The securities in the Trust typically fall in value when interest rates rise and rise in value when interest rates fall. Securities with longer periods before maturity are often more sensitive to interest rate changes.



                                                Understanding Your Investment 10

     Credit risk is the risk that a security's issuer is unable to meet its obligation to pay principal or interest on the security.

     Call risk is the risk that the issuer prepays or "calls" a security before its stated maturity. An issuer might call a security if interest rates fall and the security pays a higher interest rate or if it no longer needs the money for the original purpose. If an issuer calls a security, the Trust will distribute the principal to you but your future interest distributions will fall. You also might not be able to reinvest this principal at as high a yield. A security's call price could be less than the price the Trust paid for the security and could be below the security's par value. This means that you could receive less than the amount you paid for your Units. If enough securities in the Trust are called, the Trust could terminate early.

     Security quality risk is the risk that a security will fall in value if a rating agency decreases the security's rating.

     Security concentration risk is the risk that the Trust is less diversified because it concentrates in a particular type of security. When a certain type of security makes up 25% or more of a Trust, the Trust is considered to be "concentrated" in that security type. We describe the different security types in the section describing the Trust.

     Reduced diversification risk is the risk that the Trust will become smaller and less diversified as securities are sold, are called or mature. This could increase your risk of loss and increase your share of Trust expenses.

     Liquidity risk is the risk that the value of a security will fall if trading in the security is limited or absent. No one can guarantee that a liquid trading market will exist for any security because these securities generally trade in the over-the-counter market (they are not listed on a securities exchange).

     Litigation and legislation risk is the risk that future litigation or legislation could affect the value of the Trust. For example, future legislation could reduce tax rates, impose a flat tax, exempt all investment income from tax or change the tax status of the securities. Litigation could challenge an issuer's authority to issue or make payments on securities.

     Additional Deposits. The Trust Agreement authorizes the Sponsor to increase the size of a trust and the number of units thereof by the deposit of additional securities, or cash (including a letter of credit) with instructions to purchase additional securities, in the Trust and the issuance of a corresponding number of additional units. If the Sponsor deposits cash, existing and new investors may experience a dilution of their investments and a reduction in their anticipated income because of fluctuations in the prices of the securities between the time of the cash deposit and the purchase of the securities. To minimize this effect, the Trust will attempt to purchase the securities as close to the evaluation time or as close to the evaluation prices as possible.


                                 Public Offering


     Offering Price. The price of the Units of the Trust as of the Initial Date of Deposit was determined by adding to the Evaluator's determination of the aggregate offering price of the Securities per Unit, a sales charge of 1.95% thereof equal to 1.989% of the aggregate offering price of the Securities per Unit and a pro rata portion of estimated organization costs. During the initial public offering period, sales of at least $50,000 or 50 Units will be entitled to a volume discount from the Public Offering Price as described



                                                Understanding Your Investment 11
below. For purchases settling after the First Settlement Date, a proportionate share of accrued and undistributed interest on the Securities at the date of delivery of the Units to the purchaser is also added to the Public Offering Price. However, after the initial offering period the Public Offering Price of the Units will not include a pro rata portion of estimated organizational costs.

     During the initial offering period the aggregate offering price of the Securities in the Trust is determined by the Evaluator (1) on the basis of current offering prices for the Securities, (2) if offering prices are not available for any Securities, on the basis of current offering prices for comparable securities, (3) by making an appraisal of the value of the Securities on the basis of offering prices in the market, or (4) by any combination of the above. Such determinations are made each business day during the initial public offering period as of the Evaluation Time set forth in "Essential Information," effective for all sales made subsequent to the last preceding determination. For information relating to the calculation of the Redemption Price, which is based upon the aggregate bid price of the underlying Securities and which may be expected to be less than the aggregate offering price, see "Rights of Unitholders--Redemption." See also "Rights of Unitholders--Book-Entry Units" and "Rights of Unitholders--Redemption" for information relating to redemption of Units.

     The secondary market Public Offering Price of the Units of the Trust is based on the aggregate bid price of the Securities in the Trust (as determined by the Evaluator) plus a sales charge determined in accordance with the schedule set forth below, which is based upon the maturities of each Security in the Trust. The Sponsor has implemented this variable format as a more equitable method of assessing the sales charge for secondary market purchases. For purposes of computation, Securities will be deemed to mature on their expressed maturity dates unless the Evaluator evaluates the price of the Securities to a different date such as a call date or a mandatory tender date, in which case the maturity will be deemed to be such other date.

     This method of sales charge computation in the secondary market period will apply different sales charge rates to each Security in the Trust based upon the maturity of each such Security in accordance with the following schedule:

                                              Dealer
    Amount of Purchase      Sales Charge    Concession
    ------------------      ------------    ----------
Over      Years to Maturity Per Security
Less than $100,000             2.25%              %
$100,000 - $499,999                %              %
$500,000 - $999,999                %              %
$1,000,000 or more                 %              %
Over     Years, but Less than     Years to Maturity Per
Security
Less than $100,000                 %              %
$100,000 - $499,999                %              %
$500,000 - $999,999                %              %
$1,000,000 or more                 %              %
Over     Years, but Less than     Years to Maturity Per
Security
Less than $100,000                 %              %
$100,000 - $499,999                %              %
$500,000 - $999,999                %              %
$1,000,000 or more                 %              %
Less than     Years to Maturity Per Security
Less than $250,000                 %              %
$250,000 or more                   %              %



                                                Understanding Your Investment 12

     We apply these sales charge fees and dealer concessions as a percent of the unit price at the time of purchase. We also apply the different purchase levels on a unit basis using a $10 unit equivalent. For example, if you purchase
between     and     Units in the secondary market period with     years to
maturity per security, your sales charge is     % of your unit price.

     Except as discussed under "Distribution of Units" below, the above volume discount will be the responsibility of the Sponsor or dealer and will apply on all purchases at any one time by the same person of Units in the Trust in the amounts stated. Units held in the name of the spouse of the purchaser or in the name of a child of the purchaser under 21 years of age are deemed for the purposes hereof to be registered in the name of the purchaser. The graduated sales charges are also applicable to a trustee or other fiduciary purchasing Units for a single trust estate or single fiduciary account.

     Certain commercial banks are making Units of the Trust available to their customers on an agency basis. Further, as a result of certain legislative changes effective November 1999, banks are no longer prohibited from certain affiliations with securities firms. This new legislation grants banks new authority to conduct certain authorized activity, such as sales of Units, through financial subsidiaries. A portion of the sales charge discussed above is retained by or remitted to the banks or their financial subsidiaries for these agency and brokerage transactions.

     Market for Units. Although it is not obligated to do so, the Sponsor intends to maintain a market for the Units of the Trust and continuously to offer to purchase Units of the Trust during the initial offering period at prices based upon the aggregate offering price of the Securities in the Trust; and thereafter at prices based on the aggregate bid price of the related Securities. After the initial offering period the Sponsor's Repurchase Price shall be not less than the Redemption Price plus accrued interest through the expected date of settlement. (See "Rights of Unitholders--Redemption-- Computation of Redemption Price per Unit." There is no sales charge incurred when a Unitholder sells Units back to the Sponsor. Any Units repurchased by the Sponsor may be reoffered to the public by the Sponsor at the Public Offering Price at such time, plus accrued interest.

     If the supply of Units of any Series exceeds demand, or for some other business reason, the Sponsor may discontinue purchases of Units of such Series at prices based on the aggregate bid price of the Securities. The Sponsor does not in any way guarantee the enforceability, marketability, or price of any Security in the portfolio or of the Units of the Trust. In the event that a market is not maintained for the Units of the Trust, a Unitholder desiring to dispose of his Units may be able to do so only by tendering such Units to the Trustee for redemption at the Redemption Price, which is based upon the aggregate bid price of the underlying Securities. The aggregate bid price of the Securities in the Trust may be expected to be less than the aggregate offering price. If a Unitholder wishes to dispose of his Units, he should inquire of the Sponsor as to current market prices prior to making a tender for redemption to the Trustee. See "Rights of Unitholders--Redemption" and "Sponsor."

     Employees (and their immediate families) of the Sponsor may, pursuant to employee benefit arrangements, purchase Units of the Trust at a price equal to the offering side evaluation of the underlying Securities in the Trust during the initial offering period and at the bid side thereafter, divided by the number of Units outstanding plus a reduced sales charge of % of the Public Offering Price. Such arrangements result in less selling effort and selling



                                                Understanding Your Investment 13
expenses than sales to employee groups of other companies. Resales or transfers of Units purchased under the employee benefit arrangements may only be made through the Sponsor's secondary market, so long as it is being maintained.

     Accrued Interest. Accrued interest is the accumulation of unpaid interest on a security from the last day on which interest thereon was paid. Interest on Securities generally is paid semi-annually although the Trust accrues such interest daily. Because of this, the Trust always has an amount of interest earned but not yet collected by the Trustee. For this reason, with respect to sales settling subsequent to the First Settlement Date, the Public Offering Price of Units will have added to it the proportionate share of accrued interest to the date of settlement. Unitholders will receive on the next distribution date of the Trust the amount, if any, of accrued interest paid on their Units.

     In an effort to reduce the amount of accrued interest which would otherwise have to be paid in addition to the Public Offering Price in the sale of Units to the public, the Trustee will advance the amount of accrued interest as of the First Settlement Date and the same will be distributed to the Sponsor as the Unitholder of record as of the First Settlement Date. Consequently, the amount of accrued interest to be added to the Public Offering Price of Units will include only accrued interest from the First Settlement Date to the date of settlement, less any distributions from the Interest Account subsequent to the First Settlement Date.

     Because of the varying interest payment dates of the Securities, accrued interest at any point in time will be greater than the amount of interest actually received by the Trust and distributed to Unitholders. Therefore, there will always remain an item of accrued interest that is added to the value of the Units. If a Unitholder sells or redeems all or a portion of his Units, he will be entitled to receive his proportionate share of the accrued interest from the purchaser of his Units. Since the Trustee has the use of the funds held in the Interest Account for distributions to Unitholders and since such Account is noninterest-bearing to Unitholders, the Trustee benefits thereby.

     Distribution of Units. It is the Sponsor's intention to qualify Units of the Trust for sale in certain of the states and to effect a public distribution of the Units through the Sponsor and dealers. Upon completion of the initial public offering, Units which remain unsold or which may be acquired in the secondary market may be offered by this Prospectus at the Public Offering Price determined in the manner provided for secondary market sales.

     It is the Sponsor's intention to qualify Units of the Trust for sale through dealers who are members of the National Association of Securities Dealers, Inc. Units will initially be sold to dealers at prices which represent a concession equal to the amount designated in the tables under "Public Offering--Offering Price." The Sponsor reserves the right to change the amount of the concession to dealers from time to time and to vary the amount of the concession to affiliated dealers.

     Sales will be made only with respect to whole Units, and the Sponsor reserves the right to reject, in whole or in part, any order for the purchase of Units. A purchaser does not become a Unitholder or become entitled to exercise the rights of a Unitholder (including the right to redeem his Units) until he has paid for his Units. Generally, such payment must be made within five business days after an order for the purchase of Units has been placed. The price paid by a Unitholder is the Public Offering Price in effect at the time his order is received, plus accrued interest. This price may be different from the Public Offering



                                                Understanding Your Investment 14

Price in effect on any other day, including the day on which he made payment for the Units.

     Broker-dealers of the Trust, banks and/or others are eligible to participate in a program in which such firms receive from the Sponsor a nominal award for each of their registered representatives who have sold a minimum number of units of unit investment trusts created by the Sponsor during a specified time period. In addition, at various times the Sponsor may implement other programs under which the sales forces of brokers, dealers, banks and/or others may be eligible to win other nominal awards for certain sales efforts, or under which the Sponsor will reallow to any such brokers, dealers, banks and/or others that sponsor sales contests or recognition programs conforming to criteria established by the Sponsor, or participate in sales programs sponsored by the Sponsor, an amount not exceeding the total applicable sales charges on the sales generated by such person at the public offering price during such programs. Also, the Sponsor in their discretion may from time to time, pursuant to objective criteria established by the Sponsor, pay fees to qualifying brokers, dealers, banks and/or others for certain services or activities which are primarily intended to result in sales of Units of the Trust. Such payments are made by the Sponsor out of their own assets and not out of the assets of the Trust. These programs will not change the price Unitholders pay for their Units or the amount that the Trust will receive from the Units sold.

     Sponsor's Profits. As set forth under "Public Offering--Offering Price," the Sponsor will receive gross commissions equal to the specified percentages of the Public Offering Price of the Units of the Trust. The Sponsor also from time to time may pay, in addition to the amounts described under "Public Offering--Offering Price," an additional concession, in the form of cash or other compensation, to any dealer who underwrites or sells, during a specific period, minimum dollar amounts of the Units of the Trust. In no event will such additional concession paid by the Sponsor to the dealer exceed the difference between the sales charge and the dealers allowance in respect of Units sold by the dealer's. Such Units then may be distributed to the public by the dealers at the Public Offering Price then in effect.

     In addition, the Sponsor realizes a profit or sustains a loss, as the case may be, in the amount of any difference between the cost of the Securities to the Trust (which is based on the aggregate offering price of the Securities on the Date of Deposit) and the purchase price of such Securities to the Sponsor (which is the cost of such Securities at the time they were acquired for the account of the Trust). See "Summary of Essential Financial Information." In addition, the Sponsor may realize profits or sustain losses with respect to Securities deposited in the Trust which were acquired from the Sponsor or from one or more of the underwriting syndicates of which they were members. During the initial offering period, the Sponsor also may realize profits or sustain losses as a result of fluctuations after the Date of Deposit in the offering prices of the Securities and hence in the Public Offering Price received by the Sponsor for Units. Cash, if any, made available to the Sponsor prior to the settlement date for the purchase of Units of the Trust may be used in the Sponsor's businesses, subject to the limitations of the Securities Exchange Act of 1934 and may be of benefit to the Sponsor.

     In maintaining a market for the Units of the Trust (see "Market for Units") the Sponsor will also realize profits or sustain losses in the amount of any difference between the price at which they buy Units and the price at which they resell or redeem such Units and to the extent they earn sales charges on resales.



                                                Understanding Your Investment 15

     Comparison of Public Offering Price and Redemption Price. While the Initial Public Offering Price of Units will be determined on the basis of the current offering prices of the Securities in the Trust, the redemption price per Unit (as well as the secondary market price per Unit) at which Units may be redeemed (see "Redemption") will be determined on the basis of the current bid prices of the Securities. As of the opening of business on the Initial Date of Deposit, the Public Offering Price per Unit (based on the offering prices of the Securities in the Trust and including the sales charge) exceeded the redemption price at which Units could have been redeemed (based upon the current bid prices of the Securities in the Trust) by the amount shown under "Summary of Essential Financial Information." Under current market conditions the bid prices for U.S. Treasury Obligations are expected to be approximately 1/8 to 1/4 of 1% lower than the offer price of such obligations. In the past, bid prices on securities similar to those in the Trust have been lower than the offering prices thereof by as much as 5% or more of principal amount in the case of inactively traded securities or as little as 1/2 of 1% in the case of actively traded securities, but the difference between such offering and bid prices may be expected to average 3% to 4% of principal amount. For this reason, among others (including fluctuations in the market prices of the Securities and the fact that the Public Offering Price includes a sales charge), the amount realized by a Unitholder upon any redemption of Units may be less than the price paid for such Units.


                     Estimated Current Return And Estimated
                         Long-Term Return To Unitholders


     As of the opening of business on the Initial Date of Deposit, the Estimated Long-Term Return and the Estimated Current Return, if applicable, for the Trust were as set forth in the "Summary of Essential Financial Information" for the Trust. Estimated Current Return is calculated by dividing the estimated net annual interest income per Unit by the Public Offering Price. The estimated net annual interest income per Unit will vary with changes in fees and expenses of the Trustee, the Sponsor and the Evaluator and with the principal prepayment, redemption, maturity, exchange or sale of the Securities while the Public Offering Price will vary with changes in the offering price of the underlying Securities and accrued interest; therefore, there is no assurance that the present Estimated Current Return will be realized in the future.

     Estimated Long-Term Return is calculated using a formula which (1) takes into consideration, and determines and factors in the relative weightings of, the market values, yields (which takes into account the amortization of premiums and the accretion of discounts) and estimated retirements or average life of all of the Securities in the Trust and (2) takes into account the expenses and sales charge associated with each Unit. Since the market values and estimated retirements of the Securities and the expenses of the Trust will change, there is no assurance that the present Estimated Long-Term Return will be realized in the future.

     Estimated Current Return and Estimated Long-Term Return are expected to differ because the calculation of Estimated Long-Term Return reflects the estimated date and amount of principal returned while Estimated Current Return calculations include only net annual interest income and Public Offering Price.

     In order to acquire certain of the Securities contracted for by the Trust, it may be necessary for the Sponsor or Trustee to pay on the dates for delivery of such Securities amounts covering accrued interest on such Securities which exceed the amount which will be made available in the letter of credit



                                                Understanding Your Investment 16
furnished by the Sponsor on the Initial Date of Deposit. The Trustee has agreed to pay any amounts necessary to cover any such excess and will be reimbursed therefor, without interest, when funds become available from interest payments on the Securities deposited in the Trust.


                              Rights Of Unitholders


     Book-Entry Units. Ownership of Units of the Trust will not be evidenced by certificates. All evidence of ownership of the Units will be recorded in book-entry form either at Depository Trust Company ("DTC") through an investor's broker's account or through registration of the Units on the books of the Trustee. Units held through DTC will be registered in the nominee name CEDE & CO. Individual purchases of beneficial ownership interest in the Trust will be made in book-entry form through DTC or the Trustee. Ownership and transfer of Units will be evidenced and accomplished by book-entries made by DTC and its participants if the Units are evidenced at DTC, or otherwise will be evidenced and accomplished by book-entries made by the Trustee. DTC will record ownership and transfer of the Units among DTC participants and forward all notices and credit all payments received in respect of the Units held by the DTC participants. Beneficial owners of Units will receive written confirmation of their purchases and sale from the broker-dealer or bank from whom their purchase was made. Units are transferable by making a written request properly accompanied by a written instrument or instruments of transfer which should be sent registered or certified mail for the protection of the Unitholder. Unitholders must sign such written request exactly as their names appear on the records of the Trust. If the amount of the redemption is $500 or less and the proceeds are payable to the Unitholder(s) of record at the address of record, no signature guarantee is necessary for redemptions by individual account owners (including joint owners). Additional documentation may be requested, and a signature guarantee is always required, from corporations, executors, administrators, trustees, guardians or associates. The signatures must be guaranteed by a participant in the Securities Transfer Agents Medallion Program ("STAMP") or such other signature guaranty program in addition to, or in substitution for, STAMP, as may be acceptable by the Trustee.

     Distribution of Interest and Principal. Interest will be distributed monthly, as will distribution of principal, including capital gains; provided, however, that, other than for purposes of redemption, no distribution need be made from the Principal Account if the balance therein is less than $1.00 per Unit then outstanding, and that, if at any time the pro rata share represented by the Units of cash in the Principal Account exceeds $10.00 as of a Monthly Record Date, the Trustee shall, on the next succeeding Monthly Distribution Date, distribute the Unitholder's pro rata share of the balance of the Principal Account. Interest and principal, including capital gains, if any, received by the Trust will be distributed on each Distribution Date to Unitholders of record of the Trust as of the preceding Record Date who are entitled to such distributions at that time under the plan of distribution chosen. All distributions will be net of applicable expenses and funds required for the redemption of Units. See "Essential Information", "Rights of Unitholders--Expenses and Charges" and "Rights of Unitholders--Redemption".

     The Trustee will credit to the Interest Account for the Trust all interest received by the Trust, including that part of the proceeds of any disposition of Securities which represents accrued interest. Other receipts of the Trust will be credited to the Principal Account for the Trust. The pro rata share of the Interest Account of the Trust and the pro rata



                                                Understanding Your Investment 17
share of cash in the Principal Account (other than amounts representing failed contracts as previously discussed) represented by each Unit thereof will be computed by the Trustee each month as of the Record Date. See "Essential Information". Proceeds received from the disposition of any of the Securities subsequent to a Record Date and prior to the next succeeding Distribution Date will be held in the Principal Account for the Trust and will not be distributed until the second succeeding Distribution Date. Because interest on the Securities is not received by the Trust at a constant rate throughout the year, any particular interest distribution may be more or less than the amount credited to the Interest Account of the Trust as of the Record Date. See "Essential Information". Persons who purchase Units between a Record Date and a Distribution Date will receive their first distribution on the second Distribution Date following their purchase of Units under the applicable plan of distribution.

     The difference between the estimated net interest accrued to the first Record Date and to the related Distribution Date is an asset of the respective Unitholder and will be realized in subsequent distributions or upon the earlier of the sale of such Units or the maturity, redemption or sale of Securities in the Trust.

     Record dates for monthly distributions will be the first day of the month. Details of estimated interest distributions under the payment plans, on a per Unit basis, appear in the "Summary of Essential Financial Information".

     The Trustee will, as of the fifteenth day of each month, deduct from the Interest Account and, to the extent funds are not sufficient therein, from the Principal Account, amounts necessary to pay the expenses of the Trust as of the first day of such month. See "Rights of Unitholders--Expenses and Charges". The Trustee also may withdraw from said accounts such amounts, if any, as it deems necessary to establish a reserve for any governmental charges payable out of the Trust. Amounts so withdrawn shall not be considered a part of the Trust's assets until such time as the Trustee shall return all or any part of such amounts to the appropriate account. In addition, the Trustee may withdraw from the Interest Account and the Principal Account such amounts as may be necessary to cover redemption of Units by the Trustee. See "Rights of Unitholders--Redemption". Funds which are available for future distributions, payments of expenses and redemptions are in accounts which are non-interest bearing to the Unitholders and are available for use by the Trustee pursuant to normal banking procedures.

     Because interest on Securities in the Trust is payable at varying intervals, usually in semi-annual installments, the interest accruing to the Trust will not be equal to the amount of money received and available monthly for distribution from the Interest Account to Unitholders. Therefore, on each monthly Distribution Date, the amount of interest actually deposited in the Interest Account and available for distribution may be slightly more or less than the monthly interest distribution made. In order to eliminate fluctuations in monthly interest distributions resulting from such variances during the first year of the Trust, the Trustee is required by the Trust Agreement to advance such amounts as may be necessary to provide monthly interest distributions of approximately equal amounts. In addition, the Trustee has agreed to advance sufficient funds to the Trust in order to reduce the amount of time before monthly distributions of interest to Unitholders commence. The Trustee will be reimbursed, without interest, for any such advances from funds available from the Interest Account of the Trust. The Trustee's fee takes into account the costs attributable to the outlay of capital needed to make such advances.



                                                Understanding Your Investment 18

     In order to acquire certain of the Securities subject to contract, it may be necessary to pay on the settlement dates for delivery of such Securities amounts covering accrued interest on such Securities which exceed the amounts paid by Unitholders (which excess will be made available under a letter of credit furnished by the Sponsor on the Date of Deposit). The Trustee has agreed to pay for any amounts necessary to cover any such excess and will be reimbursed therefor (without interest) when funds become available from interest payments on the particular Securities with respect to which such payments may have been made. Also, since interest on such Securities in the portfolio of the Trust (see "The Trust Portfolio") does not begin accruing to Unitholders until such Securities' respective dates of delivery (accrued interest prior to delivery being treated under the Code as a return of principal), the Trustee will, in order to cover interest treated as a return of principal, adjust its fee downward in an amount equal to the amount of interest that would have so accrued as interest (if not treated as a return of principal) on such Securities between the date of settlement for the Units and such dates of delivery.

     Unitholders of a U.S. Treasury Portfolio which contains Stripped Treasury Securities should note that Stripped Treasury Securities are sold at a deep discount because the buyer of those securities obtains only the right to receive a future fixed payment on the security and not any rights to periodic interest payments thereon. Purchasers of these Securities acquire, in effect, discount obligations that are economically identical to the "zero-coupon bonds" that have been issued by corporations. Zero coupon bonds are debt obligations which do not make any periodic payments of interest prior to maturity and accordingly are issued at a deep discount. Under generally accepted accounting principles, a holder of a security purchased at a discount normally must report as an item of income for financial accounting purposes the portion of the discount attributable to the applicable reporting period. The calculation of this attributable income would be made on the "interest" method which generally will result in a lesser amount of includible income in earlier periods and a correspondingly larger amount in later periods. For federal income tax purposes, the inclusion will be on a basis that reflects the effective compounding of accrued but unpaid interest effectively represented by the discount. Although this treatment is similar to the "interest" method described above, the "interest" method may differ to the extent that generally accepted accounting principles permit or require the inclusion of interest on the basis of a compounding period other than the semi-annual period. See "Tax Status" for the Trust, if any.

     In addition, because of the varying interest payment dates of the Securities comprising the Trust portfolio, accrued interest at any point in time, subsequent to the recovery of any advancements of interest made by the Trustee, will be greater than the amount of interest actually received by the Trust and distributed to Unitholders. Therefore, there will usually remain an item of accrued interest that is added to the value of the Units. If a Unitholder sells all or a portion of his Units he will be entitled to receive his proportionate share of the accrued interest from the purchaser of his Units. Similarly, if a Unitholder redeems all or a portion of his Units, the Redemption Price per Unit which he is entitled to receive from the Trustee will also include accrued interest on the Securities. Thus, the accrued interest attributable to a Unit will not be entirely recovered until the Unitholder either redeems or sells such Unit or until the Trust is terminated.

     Expenses and Charges. Initial Expenses. Investors will bear all or a portion of the costs incurred in its organization -- including costs of preparing the registration statement, the trust indenture and other closing documents, registering units with the Securities and Exchange Commission



                                                Understanding Your Investment 19

(the "SEC") and the states, the initial audit of the Trust's portfolio, legal expenses, payment of closing fees and any other out-of-pocket expenses. During the initial public offering period only, a pro rata portion of such organization costs will be charged upon the investor's purchase of Units.

     Fees. The Trustee's, Sponsor's supervisory and Sponsor's evaluation fees are set forth under "Fees and Expenses" in the Investment Summary. The Trustee's fee and the Sponsor's evaluation fee, which is earned for portfolio evaluation services, are based on the principal amount of Securities on a monthly basis. The Sponsor's supervisory fee, which is earned for portfolio supervisory services, is based on the largest number of Units in the Trust at any time during such period. The Sponsor's supervisory fee and Sponsor's evaluation fee, which are not to exceed the maximum amount set forth under "Fees and Expenses" for the Trust, may exceed the actual costs of providing portfolio supervisory or evaluation services for the Trust, but at no time will the total amount the Sponsor receives for portfolio supervisory services or evaluation services rendered to all series of Claymore Securities Defined Portfolios in any calendar year exceed the aggregate cost to them of supplying such services in such year.

     The Trustee will receive for its ordinary recurring services to the Trust an annual fee in the amount set forth under "Fees and Expenses" for the Trust; provided, however, that such fees may be adjusted as set forth under "Fees and Expenses." There is no minimum fee and, except as hereinafter set forth, no maximum fee. For a discussion of certain benefits derived by the Trustee from the Trust's funds, see "Rights of Unitholders--Distribution of Interest and Principal." For a discussion of the services performed by the Trustee pursuant to its obligations under the Trust Agreement, reference is made to the material set forth under "Rights of Unitholders."

     The Trustee's fee and the Sponsor's fees are payable monthly, each from the Interest Account to the extent funds are available and then from the Principal Account. These fees may be increased without approval of the Unitholders by amounts not exceeding proportionate increases in consumer prices for services as measured by the United States Department of Labor's Consumer Price Index entitled "All Services Less Rent"; except no such increase in the Trustee's fee will be so made for the sole purpose of making up any downward adjustment therein. If the balances in the Principal and Interest Accounts are insufficient to provide for amounts payable by the Trust, or amounts payable to the Trustee which are secured by its prior lien on the Trust, the Trustee is permitted to sell Securities to pay such amounts.

     Other Charges. The following additional charges are or may be incurred by the Trust: all expenses (including audit and counsel fees) of the Trustee incurred in connection with its activities under the Trust Agreement, including annual audit expenses by independent public accountants selected by the Sponsor (so long as the Sponsor maintains a secondary market, the Sponsor will bear any audit expense which exceeds 50 cents per Unit), the expenses and costs of any action undertaken by the Trustee to protect the Trust and the rights and interests of the Unitholders; fees of the Trustee for any extraordinary services performed under the Trust Agreement; indemnification of the Trustee for any loss or liability accruing to it without willful misconduct, bad faith, or gross negligence on its part, arising out of or in connection with its acceptance or administration of the Trust; and all taxes and other governmental charges imposed upon the Securities or any part of the Trust (no such taxes or charges are being levied or made or, to the knowledge of the Sponsor, contemplated). To the extent lawful, the Trust shall bear the expenses associated with updating the Trust's registration statement and



                                                Understanding Your Investment 20
maintaining registration or qualification of the Units and/or a Trust under federal or state securities laws subsequent to initial registration. Such expenses shall include legal fees, accounting fees, typesetting fees, electronic filing expenses and regulatory filing fees. All direct distribution expenses of the trusts (including the costs of maintaining the secondary market for the trusts), such as printing and distributing prospectuses, and preparing, printing and distributing any advertisements or sales literature will be paid at no cost to the Trust. Any payments received by the Sponsor reimbursing it for payments made to update the Trust's registration statement will not exceed the costs incurred by the Sponsor. The above expenses, including the Trustee's fee, when paid by or owing to the Trustee, are secured by a lien on the Trust. In addition, the Trustee is empowered to sell Securities in order to make funds available to pay all expenses.

     Reports and Records. The Trustee shall furnish Unitholders of the Trust in connection with each distribution a statement of the amount of interest, if any, and the amount of other receipts, if any, which are being distributed, expressed in each case as a dollar amount per Unit. Within a reasonable time after the end of each calendar year, the Trustee will furnish to each person who at any time during the calendar year was a Unitholder of record, a statement providing the following information: (1) as to the Interest Account: interest received (including amounts representing interest received upon any disposition of Securities and any earned original issue discount), and, if the issuers of the Securities are located in different states or territories, the percentage of such interest by such states or territories, deductions for payment of applicable taxes and for fees and expenses of the Trust, redemptions of Units and the balance remaining after such distributions and deductions, expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each Unit outstanding on the last business day of such calendar year;
(2) as to the Principal Account: the dates of disposition of any Securities and the net proceeds received therefrom (excluding any portion representing interest), deductions for payments of applicable taxes and for fees and expenses of the Trust, purchase of Replacement Securities, redemptions of Units, the amount of any "when issued" interest treated as a return of capital and the balance remaining after such distributions and deductions, expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each Unit outstanding on the last business day of such calendar year; (3) a list of the Securities held and the number of Units outstanding on the last business day of such calendar year; (4) the Redemption Price per Unit based upon the last computation thereof made during such calendar year; and (5) amounts actually distributed during such calendar year from the Interest Account and from the Principal Account, separately stated, expressed both as total dollar amounts and as dollar amounts representing the pro rata share of each Unit outstanding.

     The Trustee shall keep available for inspection by Unitholders at all reasonable times during usual business hours, books of record and account of its transactions as Trustee including records of the names and addresses of Unitholders of the Trust, certificates issued or held, a current list of Securities in the Trust and a copy of the Trust Agreement.

     Redemption. Tender of Units. While it is anticipated that Units can be sold in the secondary market, Units may also be tendered to the Trustee for redemption at its unit investment trust office at 101 Barclay Street, New York, New York 10286, on any day the New York Stock Exchange is open. At the present time there are no specific taxes related to the redemption of the Units. No redemption fee will be charged by the Sponsor or the Trustee. Units redeemed by the Trustee will be canceled.



                                                Understanding Your Investment 21

     The Trustee must receive your completed redemption request prior to the close of the New York Stock Exchange for you to receive the unit price for a particular day. If your request is received after that time or is incomplete in any way, you will receive the next price computed after the Trustee receives your completed request. Rather than contacting the Trustee directly, your financial professional may also be able to redeem your Units by using the Investors' Voluntary Redemptions and Sales (IVORS) automated redemption service offered through Depository Trust Company.

     Within three business days following such tender, the Unitholder will be entitled to receive in cash an amount for each Unit tendered equal to the Redemption Price per Unit computed as of the Evaluation Time set forth under "Essential Information" as of the next subsequent Evaluation Time. See "Redemption--Computation of Redemption Price per Unit." The "date of tender" is deemed to be the date on which Units are received by the Trustee, except that as regards Units received after the Evaluation Time on the New York Stock Exchange, the date of tender is the next day on which such Exchange is open for trading or the next day on which there is a sufficient degree of trading in Units of the Trust, and such Units will be deemed to have been tendered to the Trustee on such day for redemption at the Redemption Price computed on that day. For information relating to the purchase by the Sponsor of Units tendered to the Trustee for redemption at prices in excess of the Redemption Price, see "Rights of Unitholders--Redemption--Purchase by the Sponsor of Units Tendered for Redemption."

     Accrued interest paid on redemption shall be withdrawn from the Interest Account, or, if the balance therein is insufficient, from the Principal Account. All other amounts paid on redemption shall be withdrawn from the Principal Account. The Trustee is empowered to sell Securities in order to make funds available for redemption. Such sales, if required, could result in a sale of Securities by the Trustee at a loss. To the extent Securities are sold, the size and diversity of the Trust will be reduced.

     The Trustee reserves the right to suspend the right of redemption and to postpone the date of payment of the Redemption Price per Unit for any period during which the New York Stock Exchange is closed, other than weekend and holiday closings, or during which trading on that Exchange is restricted or during which (as determined by the SEC by rule or regulation) an emergency exists as a result of which disposal or evaluation of the underlying Securities is not reasonably practicable, or for such other periods as the SEC has by order permitted.

     Computation of Redemption Price per Unit. The Redemption Price per Unit is determined by the Trustee on the basis of the bid prices of the Securities in the Trust, while the Public Offering Price of Units during the initial offering period is determined on the basis of the offering prices of the Securities, both as of the Evaluation Time on the day any such determination is made. The bid prices of the Securities may be expected to be less than the offering prices. This Redemption Price per Unit is each Unit's pro rata share, determined by the Trustee, of: (1) the aggregate value of the Securities in the Trust (determined by the Evaluator as set forth below), (2) cash on hand in the Trust (other than cash covering contracts to purchase Securities), and (3) accrued and unpaid interest on the Securities as of the date of computation, less (a) amounts representing taxes or governmental charges payable out of the Trust, (b) the accrued expenses of the Trust, and (c) cash held for distribution to Unitholders of record as of a date prior to the evaluation. The Evaluator may determine the value of the Securities in the Trust (1) on the basis of current bid prices for the Securities, (2) if bid prices are not available for any Securities,



                                                Understanding Your Investment 22
on the basis of current bid prices for comparable securities, (3) by appraisal, or (4) by any combination of the above.

     On the business day prior to the date of this Prospectus, the aggregate bid side evaluation was lower than the aggregate offering side evaluation by the amount set forth in the footnotes to the "Portfolio." For this reason, among others, the price at which Units may be redeemed could be less than the price paid by the Unitholder. On the Date of Deposit the aggregate current offering price of such Securities per Unit exceeded the bid price of such Securities per Unit by the amount set forth under "Summary of Essential Financial Information."

     Purchase by the Sponsor of Units Tendered for Redemption. The Trust Agreement requires that the Trustee notify the Sponsor of any tender of Units for redemption. So long as the Sponsor maintains a bid in the secondary market, the Sponsor, prior to the close of business on the second succeeding business day, will purchase any Units tendered to the Trustee for redemption at the price so bid by making payment therefor to the Unitholder in an amount not less than the Redemption Price on the date of tender not later than the day on which the Units would otherwise have been redeemed by the Trustee (see "Public Offering--Offering Price--Market for Units"). Units held by the Sponsor may be tendered to the Trustee for redemption as any other Units, provided that the Sponsor shall not receive for Units purchased as set forth above a higher price than they paid, plus accrued interest.

     The offering price of any Units resold by the Sponsor will be the Public Offering Price determined in the manner provided in this Prospectus (see "Public Offering--Offering Price"). Any profit resulting from the resale of such Units will belong to the Sponsor which likewise will bear any loss resulting from a lower offering or redemption price subsequent to their acquisition of such Units (see "Public Offering--Sponsor's Profits").

     Exchange Option. The Sponsor of the series of Claymore Defined Securities Portfolio (the "Exchange Trusts") are offering Unitholders of the Exchange Trusts for which the Sponsor is maintaining a secondary market an option to exchange a Unit of any series of the Exchange Trusts for a Unit of a different series of the Exchange Trusts being offered by the Sponsor (other than in the initial offering period) at a Public Offering Price generally based on the bid prices of the underlying Securities divided by the number of Units outstanding (see "Public Offering--Offering Price--Markets for Units") plus a fixed sales charge of $15 per Unit (in lieu of the normal sales charge). However, a Unitholder must have held his Unit for a period of at least six months in order to exercise the exchange option or agree to pay a sales charge based on the greater of $15 per Unit or an amount which together with the initial sales charge paid in connection with the acquisition of Units being exchanged equals the normal sales charge of the series into which the investment is being converted, determined as of the date of the exchange. Such exchanges will be effected in whole Units only. Any excess proceeds from the Units being surrendered will be returned, and the Unitholder will not be permitted to advance any new money in order to complete an exchange. The Sponsor reserves the right to modify, suspend or terminate this plan at any time without further notice to the Unitholders. In the event the exchange option is not available to a Unitholder at the time he wishes to exercise it, the Unitholder will be immediately notified and no action will be taken with respect to his Units without further instructions from the Unitholder. Unitholders are urged to consult their own tax advisors as to the tax consequences of exchanging Units.



                                                Understanding Your Investment 23

                                   Tax Status


     The following is a general discussion of some of the principal federal income tax consequences of the purchase, ownership and disposition of the units by U.S. citizens and residents and corporations organized in the United States. The summary is limited to investors who hold the units as "capital assets" (generally, property held for investment) within the meaning of the Internal Revenue Code of 1986 (the "Code"), and does not address the tax consequences of units held by dealers, financial institutions, insurance companies, tax-exempt organizations or anyone who holds units as part of a hedge or straddle. In addition, this section does not describe a Unitholder's state, local or foreign taxes. As with any investment, a Unitholder should consult its own tax professional about its particular tax consequences.


     In the opinion of Paul, Hastings, Janofsky & Walker LLP, special counsel for the Sponsor, under existing law:


      (1) The Trust is not an association taxable as a corporation for federal income tax purposes, and income received by the Trust will be treated as income of the Unitholder in the manner set forth in paragraph 2 below.


      (2) A Unitholder will be considered to have received all of the income paid on its pro rata portion of each U.S. Treasury Obligation when such income is received by the Trust even if the Unitholder does not actually receive such distributions but rather reinvests its distributions in additional units pursuant to the [Reinvestment Plan]. An individual Unitholder who itemizes deductions will be entitled to deduct its pro rata share of fees and expenses paid by the Trust, but only to the extent that this amount together with the Unitholder's other miscellaneous deductions exceeds 2% of its adjusted gross income. The deduction of fees and expenses is subject to limitations for individuals with incomes in excess of certain thresholds.


      (3) Each Unitholder will be considered the owner of a pro rata portion of each U. S. Treasury Obligation in the Trust under the grantor Trust rules of Sections 671-679 of the Code. A taxable event will generally occur with respect to each Unitholder when the Trust disposes of a U.S. Treasury Obligation (whether by sale, exchange or redemption) or upon the sale, exchange or redemption of units by such Unitholder. To determine the amount of gain or loss recognized by a Unitholder upon a taxable event, the Unitholder should subtract its tax basis in its pro rata portion of each U.S. Treasury Obligation represented by its units from the Unitholder's share of the total amount received in the transfer. A Unitholder should generally determine its tax basis for each U.S. Treasury Obligation represented by its units by allocating the total cost for its units, including the sales charge, among the U.S. Treasury Obligations in the Trust in which it holds units (in proportion to the fair market values of those U.S. Treasury Obligations on the date the Unitholder purchases its units). A Unitholder's basis may be adjusted after it acquires its units to reflect original issue discount, accrued market discount or amortized bond premium, as discussed below.



                                                Understanding Your Investment 24

      (4) Under the income tax laws of the State and City of New York, the Trust is not an association taxable as a corporation and is not subject to the New York Franchise Tax on Business Corporations or the New York City General Corporation Tax. For a Unitholder who is a New York resident, however, a pro rata portion of all or part of the income of the Trust will be treated as income of the Unitholder under the income tax laws of the State and City of New York. Similar treatment may apply in other states.

     A Unitholder's gain, if any, upon the sale, exchange or redemption of units or the disposition of U.S. Treasury Obligations held by the Trust will generally be considered a capital gain (except to the extent attributable to accrued market discount). Any accrued market discount will be treated as ordinary income to the extent not previously taxed. Capital gains realized by corporations are generally taxed at the same rates applicable to ordinary income. The maximum marginal federal tax rate for net capital gain (the excess of net long-term capital gain over net short-term capital loss) for a non-corporate shareholder is generally 20% (10% for certain taxpayers in the 10% and 15% tax brackets). The 20% rate is reduced to 18% (the 10% rate is reduced to 8%) for long-term gains from most property acquired after December 31, 2000, with a holding period of more than five years. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. Tax rates may increase prior to the time when Unitholders may realize gains from the sale, exchange or redemption of the units or U.S. Treasury Obligations. Capital losses are generally deductible to the extent of capital gains; in addition, up to $3,000 of capital losses ($1,500 for married individuals filing separately) recognized by non-corporate Unitholders may be deducted against ordinary income.

     The Trust may contain "zero coupon" Stripped Treasury Securities. The Stripped Treasury Securities held by the Trust are treated as bonds that were originally issued at an original issue discount as of the date a Unitholder purchases a Unit. Because the Stripped Treasury Securities represent interests in "stripped" U.S. Treasury bonds, a Unitholder's initial tax basis for his pro rata portion of each Stripped Treasury Security held by the Trust (determined at the time he acquires his Units, in the manner described above) will be treated as its "purchase price" by the Unitholder. Original issue discount is effectively treated as interest for federal income tax purposes, and the amount of original issue discount in this case is generally the difference between the bond's purchase price and its stated redemption price at maturity. A Unitholder will be required to include in gross income for each taxable year the sum of its daily portions of original issue discount attributable to the Stripped Treasury Securities held by the Trust as such original issue discount accrues and will, in general, be subject to federal income tax with respect to the total amount of such original issue discount that accrues for such year even though the income is not distributed to the Unitholders during such year. A Unitholder's basis of each Treasury Obligation which was issued with original issue discount must be increased as original issue discount accrues.

     Some Treasury Obligations may have been purchased by a Unitholder or the Trust at a market discount. Market discount is generally the excess of the stated redemption price at maturity for the Treasury Obligation over the purchase price of the Treasury Obligation. Market discount can arise based on the price the Trust pays for a Treasury Obligation or on the price a Unitholder pays for its



                                                Understanding Your Investment 25
units. Market discount is taxed as ordinary income. A Unitholder will recognize this income when the Trust receives principal payments on the Treasury Obligation, when the Treasury Obligation is disposed of or redeemed, or when a Unitholder sells or redeems its Units. Alternatively, a Unitholder may elect to include market discount in taxable income as it accrues. Whether or not a Unitholder makes this election will affect how a Unitholder calculates its basis and the timing of certain interest expense deductions. The market discount rules do not apply to Stripped Treasury Securities because they are stripped debt instruments subject to special original issue discount rules.

     Alternatively, some Treasury Obligations may have been purchased by a Unitholder or the Trust at a premium. Generally, if the tax basis of a Unitholder's pro rata portion of any Treasury Obligation, generally including sales charges, exceeds the amount payable at maturity, such excess is considered premium. A Unitholder may elect to amortize premium. If a Unitholder makes this election, a Unitholder may reduce its interest income received on the Treasury Obligation by the amount of the premium that is amortized and a Unitholder's tax basis will be reduced.

     If the price of a Unitholder's units includes accrued interest on a Treasury Obligation, a Unitholder must include the accrued interest in its tax basis in that Treasury Obligation. When the Trust receives this accrued interest, a Unitholder must treat it as a return of capital and reduce its tax basis in the Treasury Obligation.

     This discussion provides only the general rules with respect to the tax treatment of original issue discount, market discount and premium. The rules, however, are complex and special rules apply in certain circumstances.

     A pro rata distribution of U.S. Treasury Obligations by the Trustee to a Unitholder (or to its agent) upon redemption of units will not be a taxable event to the Unitholder or to other Unitholders. The redeeming or exchanging Unitholder's basis for such U.S. Treasury Obligations will be equal to its basis for the same U.S. Treasury Obligations (previously represented by its units) prior to such redemption or exchange, and its holding period for such U.S. Treasury Obligations will include the period during which it held its units. However, a Unitholder will have a taxable gain or loss, which generally will be a capital gain or loss (except in the case of a dealer), when the Unitholder (or its agent) sells the U.S. Treasury Obligations so received in redemption, when a redeeming or exchanging Unitholder receives cash in lieu of fractional shares, when the Unitholder sells its units or when the Trustee sells the U.S. Treasury Obligations from the Trust.

     If a Unitholder elects to have its proceeds from the Trust rolled over into the next series of the Trust, it is considered a sale for federal income tax purposes, and any gain on the sale will be treated as a capital gain, and any loss will be treated as a capital loss. However, any loss a Unitholder incurred in connection with the exchange of your units of the Trust for units of the next series will generally be disallowed with respect to this deemed sale and subsequent deemed repurchase, to the extent the two Trusts have substantially identical U.S. Treasury Obligations under the wash sale provisions of the Internal Revenue Code.

     Unitholders who are individuals should not be subject to any state personal income taxes on the interest received by the Trust and distributed to them. However, Unitholders (including individuals) may be subject to state and local taxes on any capital gains (or market discount treated as ordinary income) derived from the Trust and to other state and local taxes (including corporate income or franchise taxes,



                                                Understanding Your Investment 26
personal property or intangibles taxes, and estate or inheritance taxes) on their Units or the income derived therefrom. In addition, individual Unitholders (and any other Unitholders which are not subject to state and local taxes on the interest income derived from a Trust) will probably not be entitled to a deduction for state and local tax purposes for their share of the fees and expenses paid by the Trust, for any amortized bond premium or for any interest on indebtedness incurred to purchase or carry their Units. Therefore, even though the Sponsor believes that interest income from the Trust is exempt from state personal income taxes in all states Unitholders should consult their own tax advisers with respect to state and local taxation.

     The foregoing discussion relates only to the tax treatment of U.S. Unitholders with regard to federal and certain aspects of New York State and City income taxes. Foreign Unitholders (including nonresident alien individuals, foreign corporations, foreign partnerships and other foreign persons) not engaged in a U.S. trade or business generally will be subject to a 30% withholding tax (or lower applicable treaty rate) on the portion of any distribution that does not constitute a capital gain distribution. Foreign Unitholders should consult their own tax advisors with respect to the tax consequences of ownership of units. In addition, Unitholders may also be subject to taxation in New York or in other jurisdictions (including a Foreign Unitholder's country of residence) and should consult their own tax advisers in this regard.


                         Tax Reporting and Reallocation


     Because the Trust receives interest and makes monthly distributions based upon the Trust's expected total collections of interest and any anticipated expenses, certain tax reporting consequences may arise. The Trust is required to report Unitholder information to the Internal Revenue Service ("IRS"), based upon the actual collection of interest by the Trust on the securities in the Trust, without regard to the Trust's expenses or to the Trust's payments to Unitholders during the year. If distributions to Unitholders exceed interest collected, the difference will be reported as a return of principal which will reduce a Unitholder's cost basis in its Units (and its pro rata interest in the securities in the Trust). A Unitholder must include in taxable income the amount of income reported by the Trust to the IRS regardless of the amount distributed to such Unitholder. If a Unitholder's share of taxable income exceeds income distributions made by the Trust to such Unitholder, such excess is in all likelihood attributable to the payment of miscellaneous expenses of the Trust which will not be deductible by an individual Unitholder as an itemized deduction except, as discussed above, to the extent that the total amount of certain itemized deductions, such as investment expenses (which would include the Unitholder's share of Trust expenses), tax return preparation fees and employee business expenses, exceeds 2% of such Unitholder's adjusted gross income. Alternatively, in certain cases, such excess may represent an increase in the Unitholder's tax basis in the Units owned. Investors with questions regarding these issues should consult with their tax advisers.


                                Retirement Plans


     Units of the Trust (other than a Tax-Exempt Portfolio) may be well suited for purchase by Individual Retirement Accounts, Keogh Plans, pension funds and other qualified retirement plans. Generally, capital gains and income received under each of the foregoing plans are deferred from federal taxation. All distributions from such plans are generally treated as ordinary income but may, in some cases, be eligible for special income averaging



                                                Understanding Your Investment 27
or tax-deferred rollover treatment. Investors considering participation in any such plan should review specific tax laws related thereto and should consult their attorneys or tax advisers with respect to the establishment and maintenance of any such plan. Such plans are offered by brokerage firms and other financial institutions. The Trust will lower the minimum investment requirement for IRA accounts. Fees and charges with respect to such plans may vary.

     The Trustee has agreed to act as custodian for certain retirement plan accounts. An annual fee per account, if not paid separately, will be assessed by the Trustee and paid through the liquidation of shares of the reinvestment account. An individual wishing the Trustee to act as custodian must complete a Claymore UIT/IRA application and forward it along with a check made payable to The Bank of New York. Certificates for Individual Retirement Accounts cannot be issued.


                                     Sponsor


     The Sponsor. Claymore Securities, Inc., the Sponsor, is an investment banking firm created in 1995 and is the successor sponsor to unit investment trusts formerly sponsored by EVEREN Unit Investment Trusts, a service of EVEREN Securities, Inc. Claymore Securities, Inc. is also the sponsor and successor sponsor of Series of Ranson Unit Investment Trusts and The Kansas Tax-Exempt Trust and Multi-State Series of The Ranson Municipal Trust. On October 29, 2001, Ranson & Associates, Inc. was acquired by Claymore Group LLC. The sale to Claymore Group LLC was financed by a loan from The Bank of New York, the Trustee. In November 2001, the Sponsor changed its name from Ranson & Associates, Inc. to Claymore Securities, Inc. Claymore Securities, Inc. has been active in public and corporate finance and has sold bonds and unit investment trusts and maintained secondary market activities relating thereto. At present, Claymore Securities, Inc., which is a member of the National Association of Securities Dealers, Inc., is the Sponsor to each of the above-named unit investment trusts and serves as the financial advisor and as an underwriter for Kansas municipalities. The Sponsor's offices are located at 250 North Rock Road, Suite 150, Wichita, Kansas 67206-2241.

     If at any time the Sponsor shall fail to perform any of its duties under the Trust Agreement or shall become incapable of acting or shall be adjudged a bankrupt or insolvent or shall have its affairs taken over by public authorities, then the Trustee may (a) appoint a successor sponsor at rates of compensation deemed by the trustee to be reasonable and not exceeding such reasonable amounts as may be prescribed by the SEC, or (b) terminate the Trust Agreement and liquidate any trust as provided therein, or (c) continue to act as trustee without terminating the trust agreement.

     The foregoing financial information with regard to the Sponsor relates to the Sponsor only and not to the trust. Such information is included in this Prospectus only for the purpose of informing investors as to the financial responsibility of the Sponsor and its ability to carry out its contractual obligations with respect to the trust. More comprehensive financial information can be obtained upon request from the Sponsor.

     Limitations on Liability. The Sponsor is liable for the performance of its obligations arising from its responsibilities under the Trust Agreement, but will be under no liability to the Unitholders for taking any action or refraining from any action in good faith or for errors in judgment; nor will they be responsible in any way for depreciation or loss incurred by reason of the sale of any Securities, except in cases of their



                                                Understanding Your Investment 28
willful misconduct, bad faith, gross negligence or reckless disregard for their obligations and duties.

     Responsibility. The Trustee shall sell, for the purpose of redeeming Units tendered by any Unitholder and for the payment of expenses for which funds are not available, such of the Securities in a list furnished by the Sponsor as the Trustee in its sole discretion may deem necessary.

     It is the responsibility of the Sponsor to instruct the Trustee to reject any offer made by an issuer of any of the Securities to issue new obligations in exchange and substitution for any Securities pursuant to a refunding or refinancing plan, except that the Sponsor may instruct the Trustee to accept such an offer or to take any other action with respect thereto as the Sponsor may deem proper if the issuer is in default with respect to such Securities or in the judgment of the Sponsor the issuer will probably default in respect to such Securities in the foreseeable future.

     Any obligations so received in exchange or substitution will be held by the Trustee subject to the terms and conditions of the Trust Agreement to the same extent as Securities originally deposited thereunder. Within five days after the deposit of obligations in exchange or substitution for underlying Securities, the Trustee is required to give notice thereof to each Unitholder, identifying the obligations eliminated and the Securities substituted therefor. Except as stated in this and the preceding paragraph and in the discussion under "Risk Factors-Failure of a Contract to Purchase Securities and Substitution of Securities" regarding the substitution of Replacement Securities for Failed Securities, the acquisition by the Trust of any securities other than the Securities initially deposited is prohibited.

     The Sponsor may direct the Trustee to dispose of Securities upon default in the payment of principal or interest, institution of certain legal proceedings or the existence of certain other impediments to the payment of Securities, default under other documents which may adversely affect debt service, default in the payment of principal or interest on other obligations of the same issuer, decline in projected income pledged for debt service on revenue Securities, or decline in price or the occurrence of other market factors, including advance refunding, so that in the opinion of the Sponsor the retention of such Securities in the Trust would be detrimental to the interest of the Unitholders. The proceeds from any such sales will be credited to the Principal Account for distribution to the Unitholders.

     Resignation. If the Sponsor resigns or becomes unable to perform its duties under the Trust Agreement, and no express provision is made for action by the Trustee in such event, the Trustee may appoint a successor sponsor or terminate the Trust Agreement and liquidate the Trusts.


                                     Trustee


     The Trustee. The Trustee is The Bank of New York, a trust company organized under the laws of New York. The Bank of New York has its Unit Investment Trust Division offices at 101 Barclay Street, 20th Fl., New York, New York 10286, telephone 1-800-701-8178. The Bank of New York is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.


     The Trustee, whose duties are ministerial in nature, has not participated in selecting the portfolio of any trust. In accordance with the Trust Agreement, the Trustee shall keep records of all



                                                Understanding Your Investment 29
transactions at its office. Such records shall include the name and address of, and the number of units held by, every Unitholder of a trust. Such books and records shall be open to inspection by any Unitholder at all reasonable times during usual business hours. The Trustee shall make such annual or other reports as may from time to time be required under any applicable state or federal statute, rule or regulation. The Trustee shall keep a certified copy or duplicate original of the Trust Agreement on file in its or available for inspection at all reasonable times during usual business hours by any Unitholder, together with a current list of the securities held in each Trust. Pursuant to the Trust Agreement, the Trustee may employ one or more agents for the purpose of custody and safeguarding of securities comprising a trust.

     Under the Trust Agreement, the Trustee or any successor trustee may resign and be discharged of a Trust created by the Trust Agreement by executing an instrument in writing and filing the same with the Sponsor.

     The Trustee or successor trustee must mail a copy of the notice of resignation to all Unitholders then of record, not less than sixty days before the date specified in such notice when such resignation is to take effect. The Sponsor upon receiving notice of such resignation is obligated to appoint a successor trustee promptly. If, upon such resignation, no successor trustee has been appointed and has accepted the appointment within thirty days after notification, the retiring trustee may apply to a court of competent jurisdiction for the appointment of a successor. The Sponsor may at any time remove the Trustee, with or without cause, and appoint a successor trustee as provided in the Trust Agreement. Notice of such removal and appointment shall be mailed to each Unitholder by the Sponsor. Upon execution of a written acceptance of such appointment by such successor trustee, all the rights, powers, duties and obligations of the original trustee shall vest in the successor. The Trustee must be a corporation organized under the laws of the United States, or any state thereof, be authorized under such laws to exercise trust powers and have at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

     Limitations on Liability. The Trustee shall not be liable or responsible in any way for depreciation or loss incurred by reason of the disposition of any monies, Securities or certificates or in respect of any evaluation or for any action taken in good faith reliance on prima facie properly executed documents except in cases of its willful misconduct, bad faith, gross negligence or reckless disregard for its obligations and duties. In addition, the Trustee shall not be personally liable for any taxes or other governmental charges imposed upon or in respect of the Trust which the Trustee may be required to pay under current or future law of the United States or any other taxing authority having jurisdiction. See "Trust Portfolio."

     Responsibility. For information relating to the responsibilities of the Trustee under the Trust Agreement, reference is made to the material set forth under "Rights of Unitholders," "Sponsor--Responsibility" and "Sponsor--Resignation."

     Resignation. By executing an instrument in writing and filing the same with the Sponsor, the Trustee and any successor may resign. In such an event the Sponsor is obligated to appoint a successor trustee as soon as possible. If the Trustee becomes incapable of acting or becomes bankrupt or its affairs are taken over by public authorities, or if the Sponsor deems it to be in the best interest of the Unitholders, the Sponsor may remove the Trustee and appoint a successor as provided in the Trust Agreement. Such resignation or removal shall become effective upon the acceptance of appointment by the successor



                                                Understanding Your Investment 30
trustee. If, upon resignation or removal of a trustee, no successor has been appointed and has accepted the appointment within thirty days after notification, the retiring trustee may apply to a court of competent jurisdiction for the appointment of a successor. The resignation or removal of a trustee becomes effective only when the successor trustee accepts its appointment as such or when a court of competent jurisdiction appoints a successor trustee.


                                    Evaluator


     Evaluator.  Claymore Securities, the Sponsor, also serves as Evaluator.

     Limitations on Liability. The Trustee and the Sponsor may rely on any evaluation furnished by the Evaluator and shall have no responsibility for the accuracy thereof. Determinations by the Evaluator under the Trust Agreement shall be made in good faith upon the basis of the best information available to it; provided, however, that the Evaluator shall be under no liability to the Trustee, the Sponsor or Unitholders for errors in judgement. But this provision shall not protect the Evaluator in cases of its willful misconduct, bad faith, gross negligence or reckless disregard of its obligations and duties.

     Responsibility. The Trust Agreement requires the Evaluator to evaluate the Securities on the basis of their bid prices on each business day after the initial offering period, when any Unit is tendered for redemption and on any other day such evaluation is desired by the Trustee or is requested by the Sponsor. For information relating to the responsibility of the Evaluator to evaluate the Securities on the basis of their offering prices, see "Public Offering--Offering Price."

     Resignation. The Evaluator may resign or may be removed by the Sponsor and the Trustee, and the Sponsor and the Trustee are to use their best efforts to appoint a satisfactory successor. Such resignation or removal shall become effective upon the acceptance of appointment by the successor evaluator. If upon resignation of the Evaluator no successor has accepted appointment within thirty days after notice of resignation, the Evaluator may apply to a court of competent jurisdiction for the appointment of a successor.


                            Amendment and Termination
                             of the Trust Agreement


     The Sponsor and the Trustee have the power to amend the Trust Agreement without the consent of any of the Unitholders when such an amendment is (1) to cure any ambiguity or to correct or supplement any provision of the Trust Agreement which may be defective or inconsistent with any other provision contained therein, or (2) to make such other provisions as shall not adversely affect the interest of the Unitholders; and the Sponsor and the Trustee may amend the Trust Agreement with the consent of the holders of Units representing 66 2/3% of the Units then outstanding, provided that no such amendment will reduce the interest in the Trust of any Unitholder without the consent of such Unitholder or reduce the percentage of Units required to consent to any such amendment without the consent of all the Unitholders. In no event shall the Trust Agreement be amended to increase the number of Units issuable thereunder or to permit the deposit or acquisition of securities either in addition to or in substitution for any of the Securities initially deposited in the Trust, except in accordance with the provisions of each Trust Agreement. In the event of any amendment, the Trustee is obligated to notify promptly all Unitholders of the substance of such amendment.

     The Trust shall terminate upon the maturity, redemption, sale or other disposition, as the case may



                                                Understanding Your Investment 31
be, of the last of the Securities. The Trustee shall notify the Sponsor when the value of the Trust as shown by any evaluation is less than $1,000,000 or less than 40% of the value of the Trust as of the close of the initial offering period hereof, whichever is lower, at which time the Trust may be terminated. The Trust may also be terminated (i) by the consent of 66 2/3% of the Units or
(ii) by the Trustee; provided, however, that upon affirmative written notice to the Sponsor and the holders at least 33 1/3% of the Units may instruct the Trustee not to terminate the Trust. In no event, however, may the Trust continue beyond the Mandatory Termination Date set forth in Part A; provided, however, that prior to such date, the Trustee shall not dispose of any Securities if the retention of such Securities, until due, shall be deemed to be in the best interest of the Unitholders. In the event of termination, written notice thereof will be sent by the Trustee to all Unitholders. Within a reasonable period after termination, the Trustee will sell any remaining Securities, and, after paying all expenses and charges incurred by the Trust, will distribute to each Unitholder, upon surrender of his Units, his pro rata share of the balances remaining in the Interest and Principal Accounts of the Trust.


                                     Experts


     Legal Matters. Paul, Hastings, Janofsky & Walker LLP, 399 Park Avenue, New York, New York 10022, acts as counsel for the Sponsor and has given an opinion that the Units are validly issued.


     Independent Auditors. The statement of financial condition, including the trust portfolio, appearing herein have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein and is included in reliance on such report given on their authority as experts in accounting and auditing.



                                                Understanding Your Investment 32



Contents
                                           Investment Summary
------------------------------------------------------------------
A concise description of      2  Investment Objective
essential information         2  Investment Strategy
about the portfolio           2  Principal Risks
                              2  Distributions
                              2  Public Offering Price                                            [LOGO OMITTED]
                              3  Market for Units
                              3  Essential Information
                              3  Fees and Expenses
                              5  Summary of Essential Financial                              CLAYMORE SECURITIES DEFINED
                                   Information                                                 PORTFOLIOS, SERIES 119
                              6  The Trust Portfolio
                              6  Estimated Cash Flow to                          LADDERED U.S. TREASURY DEFINED PORTFOLIO, SERIES 22
                                   Unitholders
                              7  Report of Independent Auditors
                              8  Statement of Financial Condition

                                Understanding Your Investment
------------------------------------------------------------------                           PROSPECTUS MARCH ___, 2002
Detailed information to       9  The Trust
help you understand your     10  Risk Factors
investment                   11  Public Offering
                             16  Estimated Current Return and
                                   Estimated Long-Term Return
                                   to Unitholders
                             17  Rights of Unitholders
                             24  Tax Status
                             28  Sponsor
                             29  Trustee
                             31  Evaluator
                             31  Amendment and Termination of
                                   the Trust Agreement
                             32  Experts

Where to Learn More
------------------------------------------------------------------
You can contact us for free   Visit us on the Internet
information about this and      http:/www.claymoresecurities.com
other investments.            By e-mail
                                invest@claymoresecurities.com
                              Call Claymore
                                (800) 345-7999
                                Pricing Line (888) 248-4954
                              Call the Bank of New York
                                (800) 701-8178 (investors)
                                (800) 647-3383 (brokers)

Additional Information
------------------------------------------------------------------
This prospectus does not contain all information filed with the Securities and Exchange Commission. To obtain or copy this information (a duplication fee may be required):
------------------------------------------------------------------
     E-mail:      publicinfo@sec.gov
     Write:       Public Reference Section
                  Washington, D.C. 20549-0102
     Visit:       http://www.sec.gov (EDGAR Database)
     Call:        1-202-942-8090 (only for information on the
                  operation of the Public Reference Section)

Refer to:
       Claymore Securities Defined Portfolios, Series 119
       Securities Act file number:  333-
       Investment Company Act file number: 811-3763
                --------------------------

                       CONTENTS OF REGISTRATION STATEMENT

This Registration Statement comprises the following papers and documents.

        The facing sheet
        The Prospectus
        The following exhibits
        The Signatures

1.1     Reference Trust Agreement (to be filed by amendment).

1.1.1   Standard Terms and Conditions of Trust (to be filed by amendment).

2.1 Form of Code of Ethics (Reference is made to Exhibit 2.2 to the Registration Statement on Form S-6 for Ranson Unit Investment Trusts, Series 92 (File No. 333-31782 filed on March 4, 2000).

3.1 Opinion of counsel to the Sponsor as to legality of the securities being registered including a consent to the use of its name under "Legal Opinions" in the Prospectus (to be filed by amendment).

4.1     Consent of Independent Auditors (to be filed by amendment).

                                   SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the Registrant, Claymore Securities Defined Portfolios, Series 119 has duly caused this Registration Statement or Amendment to the Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Wichita, and State of Kansas, on the 20th day of February 2002.

                                     CLAYMORE SECURITIES DEFINED PORTFOLIOS,
                                        SERIES 119, Registrant

                                     By:    CLAYMORE SECURITIES, INC., Depositor

                                     By:          /s/ ROBIN K. PINKERTON
                                        ........................................
                                                  Robin K. Pinkerton



        Pursuant to the requirements of the Securities Act of 1933, the Registration Statement or Amendment to the Registration Statement has been signed below on February 20, 2002 by the following persons, who constitute a majority of the Board of Directors of Claymore Securities, Inc.

           Signature                        Title


    BENJAMIN FULTON*            President and Director

    DAVID HOOTEN*               Chairman of the Board
                                  of Directors

    ROBIN K. PINKERTON*         Secretary, Treasurer
                                  and Director


                                                     By:  /s/ ROBIN K. PINKERTON
                                                        ........................
                                                        Robin K. Pinkerton
                                                        Attorney-in-fact*



_______________

* An executed copy of the related powers of attorney were filed as Exhibit 6.0 to Registration Statement No. 333-72828 on December 11, 2001.


                                      S-2